UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  001-31225

Enpro Inc. (1)
(Exact name of registrant as specified in its charter)

5605 Carnegie Boulevard, Suite 500
Charlotte, North Carolina 28209
Telephone:  (704) 731-1500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

5.75% Senior Notes due 2026 and Guarantees Thereof(2)
(Title of each class of securities covered by this Form)

Enpro Inc. Common Stock, $0.01 Par Value (3)
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:  None (4)

(1)
See Schedule A for additional registrants, each of which was a subsidiary of Enpro Inc. included as a registrant in the Form S-4 filed on March 28, 2019 (Registration No. 333-230562) (the “Registration Statement”) which registered the issuance, pursuant to an exchange offer that was completed on May 9, 2019, of the 5.75% Senior Notes due 2026 of Enpro Inc. and the guarantees thereof by such additional registrants.  All other subsidiaries of Enpro Inc. that had been included as additional registrants in the Registration Statement have been released from their guarantees prior to December 31, 2024 in connection with the disposition of such subsidiaries and the duty of each to file reports under Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), has been suspended pursuant to Section 15(d)(1) of the Exchange Act.

(2)	Includes the guarantees of each of the additional registrants with respect to the 5.75% Senior Notes due 2026 of Enpro Inc.

(3)
Although the duty to file reports under Sections 13(a) and 15(d) of the Exchange Act is suspended with respect to 5.75% Senior Notes due 2026 of Enpro Inc. and the guarantees thereof by the additional registrants, the duty of Enpro Inc. to file reports under Section 13(a) or 15(d) of the Exchange Act remains with respect to its common stock, $0.01 par value.

(4)	All of the outstanding 5.75% Senior Notes due 2026 of Enpro Inc. were redeemed on June 12, 2025.

Schedule A
List of Additional Registrants

Exact Name of Additional Registrants	Jurisdiction of Formation	Commission Registration Number
Applied Surface Technology, Inc.	California	333-230562-01

Belfab, Inc.	Delaware	333-230562-02

Coltec International Services Co.	Delaware	333-230562-03

EnPro Associates, LLC	North Carolina	333-230562-05

EnPro Holdings, Inc.	North Carolina	333-230562-06

Garlock Hygienic Technologies, LLC	North Carolina	333-230562-09

Garlock International Inc.	Delaware	333-230562-10

Garlock Overseas Corporation	Delaware	333-230562-11

Garlock Sealing Technologies LLC	North Carolina	333-230562-13

Garrison Litigation Management Group, Ltd.	North Carolina	333-230562-14

Stemco Products, Inc.	Delaware	333-230562-18

Technetics Group Chicago, LLC*	North Carolina	333-230562-17

Technetics Group Daytona, Inc.	Delaware	333-230562-19

Technetics Group LLC	North Carolina	333-230562-20

*	Formerly named Qualiseal Technology, LLC.

Pursuant to the requirements of the Exchange Act and the Securities Act of 1933, as amended, each of the registrants has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	June 13, 2025

ENPRO INC.
APPLIED SURFACE TECHNOLOGY, INC.
BELFAB, INC.
COLTEC INTERNATIONAL SERVICES CO.
ENPRO ASSOCIATES, LLC
ENPRO HOLDINGS, INC.
GARLOCK HYGIENIC TECHNOLOGIES, LLC
GARLOCK INTERNATIONAL INC.
GARLOCK OVERSEAS CORPORATION
GARLOCK SEALING TECHNOLOGIES LLC
GARRISON LITIGATION MANAGEMENT GROUP, LTD.
STEMCO PRODUCTS, INC.
TECHNETICS GROUP CHICAGO, LLC
TECHNETICS GROUP DAYTONA, INC.
TECHNETICS GROUP LLC

By:	/s/ Christopher Ravenberg
Christopher Ravenberg Treasurer

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